EXHIBIT 12.1

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Six Months Ended June 30, 2017	For the Years Ended December 31,
		2016	2015	2014	2013	2012
(Loss) Earnings Available for Fixed Charges:
(Loss) income from continuing operations before income taxes	$(219,414)	$409,742	$463,915	$586,910	$1,099,128	$945,045
Add:
Interest expense	43,911	95,118	85,270	79,271	78,505	88,835
Appropriate portion of rents (a)	21,174	36,708	38,297	40,291	37,006	33,736

(Loss) earnings available for fixed charges	$(154,329)	$541,568	$587,482	$706,472	$1,214,639	$1,067,616

Fixed Charges:
Interest expense	$43,911	$95,118	$85,270	$79,271	$78,505	$88,835
Appropriate portion of rents (a)	21,174	36,708	38,297	40,291	37,006	33,736

Fixed charges	$65,085	$131,826	$123,567	$119,562	$115,511	$122,571

Ratio of (loss) earnings to fixed charges	(b )	4.11 X	4.75 X	5.91 X	10.52 X	8.71 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.
(b)	Earnings for the six months ended June 30, 2017 were inadequate to cover fixed charges by $219.4 million.